UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

Leadis Technology , Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
52171N103
(CUSIP Number)

John Fichthorn c/o Dialectic Capital Management, LLC 875 Third Avenue, 15th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,019,063

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,019,063

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,019,063

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14.	TYPE OF REPORTING PERSON
IA, OO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
464,088

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
464,088

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
464,088

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.58%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Offshore, Ltd..

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
194,186

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
194,186

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,186

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.66%

14.	TYPE OF REPORTING PERSON
CO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Antithesis Partners, LP.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
904,710

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
904,710

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
904,710

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.08%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dialectic Antithesis Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,456,079

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,456,079

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,456,079

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.96%

14.	TYPE OF REPORTING PERSON
CO

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Fichthorn.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,019,063

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,019,063

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,019,063

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14.	TYPE OF REPORTING PERSON
IN, HC

CUSIP No.	52171N103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Luke Fichthorn.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,019,063

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,019,063

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,019,063

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14.	TYPE OF REPORTING PERSON
IN, HC

CUSIP No.	52171N103

Item 1.	Security and Issuer.

Leadis Technology, Inc. Common Stock (the “Shares”) Leadis Technology, Inc. (the “Issuer”) 800 W. California Avenue, Suite 200 Sunnyvale, California 94086

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager of Dialectic Capital Partners, LP., a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), John Fichthorn, a natural person who is a U.S. citizen (“JF”), and a managing member of the Investment Manager and Luke Fichthorn, a natural person who is a U.S. citizen (“LF”), and a managing member of the Investment Manager (the Investment Manager, DCP, DOF, DAP, DAO, JF, AND LF, collectively the “Reporting Persons”).

(b)
The principal business address for each of the Investment Manager, CDP, DAP, JF and LF is:

875 Third Avenue, 15th Floor
New York, New York 10022
United States of America

The principal business address for DOF and DAO is:

c/o SS&C Fund Services N.V.
Investor Relation Services Department
Pareraweg 45
PO Box 4671
Curacao, Netherlands Antilles

(c)
The principal business of DCP, DOF, DAP, DAO is investing in securities. The principal business of the investment manager is providing investment advice. The principal occupation of JF and LF is investment management. Information with respect to the directors of the DOF and DAO is attached as Annex A to this Schedule 13D.

JF and LF act as the managing members of the Investment Manager and, as a result, each of JF and LF may be deemed to control such entity. Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares of by virtue of the Investment Manager’s role as investment manager to DCP, DOF, DAP, DAO and the Investment Manager’s power to vote and/or dispose of the Shares. Each of the Investment Manager, JF and LF disclaim beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d) None of the Reporting Persons and directors listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons and directors listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Investment Manager, JF and LF may be deemed to beneficially own 3,019,063 Shares.

As of the date hereof, DCP may be deemed to beneficially own 464,088 Shares.

As of the date hereof, DOF may be deemed to beneficially own 194,186 Shares.

As of the date hereof, DAP may be deemed to beneficially own 904,710 Shares.

As of the date hereof, DAO may be deemed to beneficially own 1,456,079 Shares.

The cost of the Shares beneficially owned by the Reporting Persons was $8,481,090.14

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value.  Among these alternatives are improvements to the Issuer’s Board of Directors and management, as well as the repurchase of Shares, the sale of various subsidiaries, reducing business costs, and realizing the value of its non-strategic assets. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and the management of the Issuer.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 3,019,063 Shares, constituting 10.3% of the Shares of the Issuer, based upon the 29,302,914 Shares deemed outstanding as of June 30, 2008.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,019,063 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,019,063 Shares.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof DCP, may be deemed to be the beneficial owner of 464,088 Shares, constituting 1.58% of the Shares of the Issuer, based upon the 29,302,914 Shares deemed outstanding as of June 30, 2008.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 464,088 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 464,088 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, DOF may be deemed to be the beneficial owner of 194,186 Shares, constituting 0.66% of the Shares of the Issuer, based upon the 29,302,914 Shares deemed outstanding as of June 30, 2008.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 194,186 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 194,186 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAP may be deemed to be the beneficial owner of 904,710 Shares, constituting 3.08% of the Shares of the Issuer, based upon the 29,302,914 Shares deemed outstanding as of June 30, 2008.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 904,710 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 904,710 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAO may be deemed to be the beneficial owner of 1,456,079 Shares, constituting 4.96% of the Shares of the Issuer, based upon the 29,302,914 Shares deemed outstanding as of June 30, 2008.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,456,079 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,456,079 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, JF may be deemed to be the beneficial owner of 3,019,063 Shares, constituting 10.3% of the Shares of the Issuer, based upon the 29,302,914 Shares deemed outstanding as of June 30, 2008.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,019,063 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,019,063 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, LF may be deemed to be the beneficial owner of 3,019,063 Shares, constituting 10.3% of the Shares of the Issuer, based upon the 29,302,914 Shares deemed outstanding as of June 30, 2008.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,019,063 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,019,063 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B.  All such transactions were effected in open market transactions with brokers, except where indicated.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

October 24, 2008
* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Leadis Technology, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 24th day of October, 2008.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

Annex A

Executive Officers and Directors of
Dialectic Offshore, Ltd.

Name and Business Address                                                                                                           Title with each Entity

John Fichthorn 875 Third Avenue, 15th Floor New York, New York 10022	Director
Michael de Mann Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Loes P. de Bot Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director

Executive Officers and Directors of
Dialectic Antithesis Offshore, Ltd.

Name and Business Address                                                                                                           Title with each Entity

John Fichthorn 875 Third Avenue, 15th Floor New York, New York 10022	Director
Michael de Mann Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Loes P. de Bot Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC CAPITAL PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
2-Oct-08	708	0.69
9-Oct-08	579	0.6499
10-Oct-08	3485	0.6435
13-Oct-08	4517	0.5861
14-Oct-08	1374	0.6422
17-Oct-08	178	0.65
20-Oct-08	634	0.65
21-Oct-08	355	065
22-Oct-08	279	0.65

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC OFFSHORE LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
2-Oct-08	297	0.69
9-Oct-08	242	0.6499
10-Oct-08	1490	0.6435
13-Oct-08	1931	0.5861
14-Oct-08	587	0.6422
17-Oct-08	76	0.65
20-Oct-08	271	0.65
21-Oct-08	152	0.65
22-Oct-08	119	0.65

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
2-Sept-08	(24299)*	0.98
2-Oct 08	3451	0.69
9-Oct-08	1142	0.6499
10-Oct-08	17270	0.6435
13-Oct-08	22382	0.5861
14-Oct-08	6807	0.6422
17-Oct-08	882	0.65
20-Oct-08	3143	0.65
21-Oct-08	1762	0.65
22-Oct-08	1382	0.65

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
2-Sept-08	24299*	0.98
2-Oct 08	5544	0.69
9-Oct08	1837	0.6499
10-Oct-08	27755	0.6435
13-Oct-08	35970	0.5861
14-Oct-08	10941	0.6422
17-Oct-08	1418	0.65
20-Oct-08	5052	0.65
21-Oct-08	2831	0.65
22-Oct-08	2220	0.65

*  These transactions were not carried out on the open market.

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